Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market announcement dated May 13th, 2009 regarding the Company’s financial statements related to the quarters ending March 31st, June 30th, September 30th and December 31st, 2008

Item 1
ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ Nº 33.256.439/0001-39

MARKET ANNOUNCEMENT

São Paulo, May 13th, 2009 – ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) hereby informs that it released today, in its website (www.ultra.com.br), the Company’s financial statements related to the quarters ending March 31st, June 30th, September 30th and December 31st, 2008 (Attachment I), according to the changes introduced by Law 11,638/07, Provisional Measure 449/08, as well as the CVM standards, instructions and guidelines that regulate them.

Such information is different from the figures previously reported in the respective quarterly results release, and is provided in order to allow comparability of the quarterly financial statements from January 1st, 2009 on. For a better understanding of the effects of the new legislation, it was also presented a statement with the impacts derived from the changes introduced by Law 11,638/07 and Provisional Measure 449/08 in the main accounts of the financial statements in each quarter of 2008 compared to the figures previously reported (Attachment II).

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

Attachment I (page 1 to 6)

ULTRAPAR PARTICIPAÇÕES S/A

CONSOLIDATED BALANCE SHEET

in thousands of R$

	Law 6,404				Law 11,638
	2008				2008
ASSETS	1.Quarter	2.Quarter	3.Quarter	4.Quarter	1.Quarter	2.Quarter	3.Quarter	4.Quarter

Cash and cash equivalents	2,364,732	2,723,711	2,539,829	2,124,603	2,365,449	2,726,731	2,540,152	2,126,427
Trade accounts receivable	1,190,152	1,458,365	1,547,656	1,429,311	1,190,152	1,458,365	1,547,656	1,429,311
Inventories	714,127	664,560	855,952	1,033,756	714,127	664,560	855,952	1,033,756
Other	1,068,681	314,474	415,055	548,501	1,065,710	312,943	414,494	546,316
CURRENT ASSETS	5,337,692	5,161,110	5,358,492	5,136,171	5,335,438	5,162,599	5,358,254	5,135,810

Investments	47,029	47,100	20,736	39,505	47,823	48,331	22,291	33,981
Property, plant and equipment	2,422,616	2,566,202	2,757,771	3,173,174	2,982,423	3,112,507	3,295,564	3,726,090
Deferred charges	576,447	569,191	557,901	513,575	61,601	68,768	66,586	15,604
Long term investments	120,210	120,605	30,164	7,193	120,210	120,605	30,164	7,193
Other long term assets	488,360	534,364	539,636	773,782	465,817	511,008	514,786	748,490
LONG TERM ASSETS	3,654,662	3,837,462	3,906,208	4,507,230	3,677,874	3,861,219	3,929,391	4,531,358

TOTAL ASSETS	8,992,354	8,998,572	9,264,700	9,643,401	9,013,312	9,023,818	9,287,645	9,667,168

	Law 6,404				Law 11,638
	2008
LIABILITIES	1.Quarter	2.Quarter	3.Quarter	4.Quarter	1.Quarter	2.Quarter	3.Quarter	4.Quarter

Loans and financing	1,866,545	1,730,964	1,636,481	1,647,591	1,874,068	1,739,450	1,645,963	1,658,115
Debentures	-	-	-	-	-	-	-	-
Suppliers	428,975	478,993	586,344	613,404	429,217	479,154	586,452	614,201
Payroll and related charges	105,625	125,578	144,848	163,642	106,455	126,682	146,342	164,620
Taxes	140,767	86,849	111,581	120,971	140,805	86,886	111,624	121,096
Other accounts payable	124,028	100,130	107,848	189,685	124,028	100,130	107,851	189,688
CURRENT LIABILITIES	2,665,940	2,522,514	2,587,102	2,735,292	2,674,573	2,532,302	2,598,232	2,747,720

Loans	1,406,221	1,518,509	1,731,334	2,008,498	1,417,950	1,529,044	1,739,885	2,013,807
Debentures	-	-	-	-	-	-	-	-
Deferred income tax	1,826	1,730	1,853	16,204	2,559	2,771	3,043	18,233
Other accounts payable	229,028	228,914	218,022	199,145	229,028	228,914	218,022	199,145
LONG TERM LIABILITIES	1,637,075	1,749,153	1,951,209	2,223,846	1,649,537	1,760,729	1,960,950	2,231,185

MINORITY INTEREST	35,334	36,509	37,987	38,191	35,330	36,505	37,983	38,187

Capital	3,696,773	3,696,773	3,696,773	3,696,773	3,696,773	3,696,773	3,696,773	3,696,773
Capital Reserve	959	1,058	1,156	855	959	1,058	1,156	855
Revaluation reserve	11,307	10,973	10,613	10,280	11,307	10,973	10,613	10,280
Profit reserves	854,600	786,961	787,188	938,164	854,600	786,961	787,188	940,107
Retained earnings	90,366	194,631	192,672	-	89,785	200,488	203,621	-
Valuation adjustment	0	0	0	-	(603)	802	(13,060)	(6,248)
Currency translation of foreign subsidiaries	0	0	0	-	1,052	(2,773)	4,189	8,309

STOCKHOLDERS' EQUITY	4,654,005	4,690,396	4,688,402	4,646,072	4,653,873	4,694,282	4,690,480	4,650,076

TOTAL LIAB. AND STOCK. EQUITY	8,992,354	8,998,572	9,264,700	9,643,401	9,013,312	9,023,818	9,287,645	9,667,168

Attachment I (page 2 to 6)

CONSOLIDATED ULTRAPAR PARTICIPAÇÕES S/A

INCOME STATEMENT

CORPORATE LAW - in thousand dollars

	1.736527065	1.656106905	1.66776517	2.277851937	1.736527065	1.656106905	1.66776517	2.277851937	1.834562769	1.834562769
	Law 6,404				Law 11,638				Law 6,404	Law 11,638
	2008				2008
	1.Quarter	2.Quarter	3.Quarter	4.Quarter	1.Quarter	2.Quarter	3.Quarter	4.Quarter	2008	2008

NET SALES	3,413,372	4,222,174	4,640,086	3,340,702	3,413,372	4,222,174	4,640,086	3,340,702	15,408,567	15,408,567

COST OF GOODS SOLD	(3,144,928)	(3,927,699)	(4,319,862)	(3,065,111)	(3,144,928)	(3,927,699)	(4,319,862)	(3,065,111)	(14,255,346)	(14,255,346)

GROSS PROFIT	268,443	294,476	320,224	275,591	268,443	294,476	320,224	275,591	1,153,221	1,153,221

OPERATING EXPENSES	(192,784)	(201,991)	(215,848)	(176,388)	(192,156)	(201,203)	(214,626)	(175,392)	(780,058)	(776,404)
Selling	(77,779)	(82,311)	(93,237)	(69,050)	(77,779)	(82,311)	(93,237)	(69,050)	(318,421)	(318,421)
Administrative Expenses	(76,519)	(79,035)	(82,131)	(73,644)	(74,706)	(76,944)	(79,556)	(71,610)	(309,879)	(301,409)
Depreciation	(38,486)	(40,645)	(40,481)	(33,695)	(39,670)	(41,949)	(41,835)	(34,732)	(151,758)	(156,574)

OTHER OPERATING EXPENSES	3,990	6,045	2,403	513	3,990	6,045	2,403	513	12,055	12,055

OPERATING INCOME	79,649	98,529	106,779	99,715	80,277	99,317	108,001	100,712	385,217	388,872

FINANCIAL RESULTS	(21,449)	(9,941)	(14,705)	(38,644)	(21,418)	(7,019)	(12,663)	(43,417)	(90,626)	(92,029)

INCOME BEFORE TAXES AND PROFIT SHARING	61,876	89,146	99,446	57,402	62,526	92,852	102,710	53,626	300,721	302,960

NET INCOME	51,873	62,745	69,974	33,945	52,101	66,264	73,148	29,879	211,503	212,732

EBITDA	128,260	149,533	157,469	145,269	130,073	151,625	160,045	147,302	579,917	588,388

¹ Results before equity in earnings (losses) of affiliates

Attachment I (page 3 to 6)

ULTRAGAZ

INCOME STATEMENT

in thousand of US$
1.736527065	1.656106905	1.66776517	2.277851937	1.736527065	1.656106905	1.66776517	2.277851937	1.834562769	1.834562769

	Law 6,404				Law 11,638				Law 6,404	Law 11,638
	2008				2008
	1.Quarter	2.Quarter	3.Quarter	4.Quarter	1.Quarter	2.Quarter	3.Quarter	4.Quarter	2008	2008

NET SALES¹	429,471	515,443	549,957	361,195	429,471	515,443	549,957	361,195	1,820,251	1,820,251
Residential	269,936	315,925	330,105	226,442	269,936	315,925	330,105	226,442	1,121,953	1,121,953
Non-Residential	158,515	197,980	217,826	133,319	158,515	197,980	217,826	133,319	692,321	692,321

Utingás	1,020	1,538	2,026	1,435	1,020	1,538	2,026	1,435	5,977	5,977

COST OF GOODS SOLD	(373,652)	(446,158)	(475,985)	(314,696)	(373,652)	(446,158)	(475,985)	(314,696)	(1,579,889)	(1,579,889)

GROSS PROFIT	55,819	69,285	73,972	46,499	55,819	69,285	73,972	46,499	240,362	240,362

OPERATING EXPENSES	(49,454)	(54,370)	(52,565)	(37,208)	(49,454)	(54,370)	(52,565)	(37,208)	(189,877)	(189,877)
Selling	(15,419)	(18,768)	(18,220)	(13,329)	(15,419)	(18,768)	(18,220)	(13,329)	(64,650)	(64,650)
Administrative Expenses	(16,343)	(16,818)	(15,657)	(10,771)	(16,343)	(16,818)	(15,657)	(10,771)	(58,259)	(58,259)
Depreciation	(17,692)	(18,784)	(18,688)	(13,108)	(17,691)	(18,784)	(18,688)	(13,108)	(66,968)	(66,968)

OTHER OPERATING EXPENSES	(624)	(1,089)	(465)	(477)	(624)	(1,089)	(465)	(477)	(2,588)	(2,588)

OPERATING INCOME	5,741	13,826	20,942	8,814	5,741	13,826	20,942	8,814	47,898	47,898

EBITDA	23,433	32,610	39,631	21,922	23,433	32,610	39,631	21,922	114,866	114,866

Attachment I (page 4 to 6)

IPIRANGA

INCOME STATEMENT

in thousand dollars
1.736527065	1.656106905	1.66776517	2.277851937	0	1.736527065	1.656106905	1.66776517	2.277851937	1.834562769	1.834562769

	Law 6,404				Law 11,638				Law 6,404	Law 11,638
	2008				2008
	1.Quarter	2.Quarter	3.Quarter	4.Quarter	1.Quarter	2.Quarter	3.Quarter	4.Quarter	2008	2008

NET SALES	2,707,872	3,383,760	3,739,130	2,692,984	2,707,872	3,383,760	3,739,130	2,692,984	12,360,640	12,360,640
NET SALES OF THE FUELS DISTRIBUTION BUSINESS	2,696,977	3,382,934	3,725,232	2,679,335	2,696,977	3,382,934	3,725,232	2,679,335	12,320,001	12,320,001
GASOLINE	897,621	958,590	998,989	774,750	897,621	958,590	998,989	774,750	3,585,113	3,585,113
ETHANOL	146,639	166,547	189,728	165,620	146,639	166,547	189,728	165,620	667,267	667,267
NGV	37,458	40,886	44,778	32,522	37,458	40,886	44,778	32,522	153,453	153,453
DIESEL	1,509,918	1,980,153	2,117,850	1,445,923	1,509,918	1,980,153	2,117,850	1,445,923	6,937,367	6,937,367
FUEL OILS + KEROSENE	30,097	32,097	34,798	18,485	30,097	32,097	34,798	18,485	112,048	112,048
LUBRICANTS AND GREASES	63,441	79,620	78,906	64,358	63,441	79,620	78,906	64,358	283,566	283,566
OTHERS	11,803	125,041	260,183	177,677	11,803	125,041	260,183	177,677	581,186	581,186

COST OF GOODS SOLD	(2,552,259)	(3,212,852)	(3,561,176)	(2,546,290)	(2,552,259)	(3,212,852)	(3,561,176)	(2,546,290)	(11,715,146)	(11,715,146)

GROSS PROFIT	155,613	170,907	177,953	146,694	155,613	170,907	177,953	146,694	645,494	645,494
GROSS PROFIT OF THE FUELS DISTRIBUTION BUSINESS	146,401	161,390	167,835	131,518	146,401	161,390	167,835	131,518	600,142	600,142

OPERATING EXPENSES	(95,726)	(92,987)	(107,011)	(83,316)	(95,131)	(92,227)	(105,821)	(82,349)	(375,281)	(371,750)
Selling	(49,523)	(48,112)	(58,874)	(42,296)	(49,523)	(48,112)	(58,874)	(42,296)	(196,346)	(196,346)
Administrative Expenses	(34,139)	(32,237)	(35,488)	(30,835)	(33,004)	(30,886)	(33,701)	(29,430)	(131,964)	(126,300)
Depreciation	(12,063)	(12,637)	(12,649)	(10,185)	(12,604)	(13,229)	(13,246)	(10,624)	(46,972)	(49,104)

OTHER OPERATING EXPENSES	1,523	1,485	2,451	1,896	1,523	1,485	2,451	1,896	7,364	7,364

OPERATING INCOME	61,411	79,406	73,393	65,273	62,006	80,165	74,583	66,240	277,576	281,108

EBITDA	73,644	91,458	85,262	75,169	74,779	92,809	87,049	76,575	323,113	328,776
EBITDA OF THE FUELS DISTRIBUTION BUSINESS	64,575	82,108	74,682	58,660	65,710	83,459	76,466	60,065	275,970	281,633

INCOME CORRESPONDING TO EMPLOYEES STATUTORY INTEREST	704	1,606	1,849	1,092	704	1,606	1,849	1,092	5,152	5,152

Attachment I (page 5 to 6)

OXITENO

INCOME STATEMENT

in thousand dollars
1.736527065	1.656106905	1.66776517	2.277851937	1.736527065	1.656106905	1.66776517	2.277851937	1.834562769	1.834562769

	Law 6,404				Law 11,638				Law 6,404	Law 11,638
	2008				2008
	1.Quarter	2.Quarter	3.Quarter	4.Quarter	1.Quarter	2.Quarter	3.Quarter	4.Quarter	2008	2008

NET SALES	239,873	270,062	295,961	249,680	239,873	270,062	295,961	249,680	1,049,910	1,049,910

DOMESTIC MARKET	173,893	186,888	211,240	175,959	173,893	186,888	211,240	175,959	743,820	743,820
. Polyester	10,337	5,755	4,244	5,343	10,337	5,755	4,244	5,343	25,472	25,472
. Specialty Chemicals	163,556	181,132	206,996	170,616	163,556	181,132	206,996	170,616	718,347	718,347

FOREIGN MARKET	65,979	83,174	84,721	73,721	65,979	83,174	84,721	73,721	306,090	306,090
. Glycols	9,881	9,334	19,219	12,027	9,881	9,334	19,219	12,027	50,184	50,184
. Specialty Chemicals	56,099	73,840	65,502	61,694	56,099	73,840	65,502	61,694	255,906	255,906

COST OF GOODS SOLD	(193,346)	(226,848)	(241,174)	(181,379)	(193,346)	(226,848)	(241,174)	(181,379)	(832,247)	(832,247)
- Variable Cost	(169,348)	(197,097)	(211,984)	(153,574)	(169,348)	(197,097)	(211,984)	(153,574)	(721,616)	(721,616)
. Ethylene	(71,144)	(77,409)	(88,719)	(55,695)	(71,144)	(77,409)	(88,719)	(55,695)	(287,027)	(287,027)
. Others	(98,205)	(119,688)	(123,265)	(97,879)	(98,205)	(119,688)	(123,265)	(97,879)	(434,589)	(434,589)
- Fixed Cost	(18,158)	(23,613)	(22,953)	(20,334)	(18,158)	(23,613)	(22,953)	(20,334)	(84,616)	(84,616)
- Depreciation	(5,840)	(6,138)	(6,237)	(7,472)	(5,840)	(6,138)	(6,237)	(7,472)	(26,015)	(26,015)

GROSS PROFIT	46,527	43,214	54,788	68,301	46,527	43,214	54,788	68,301	217,662	217,662

OPERATING EXPENSES	(28,862)	(34,407)	(35,746)	(34,785)	(28,862)	(34,407)	(35,746)	(34,785)	(134,066)	(134,066)
Selling	(12,639)	(15,184)	(15,942)	(12,933)	(12,639)	(15,184)	(15,942)	(12,933)	(56,221)	(56,221)
Administrative Expenses	(14,949)	(17,917)	(18,735)	(21,004)	(14,949)	(17,917)	(18,735)	(21,004)	(73,435)	(73,435)
Depreciation	(1,273)	(1,305)	(1,070)	(848)	(1,273)	(1,305)	(1,070)	(848)	(4,409)	(4,409)

OTHER OPERATING EXPENSES	2,367	(150)	(321)	(1,091)	2,367	(150)	(321)	(1,091)	458	458

OPERATING INCOME	20,033	8,656	18,720	32,425	20,033	8,656	18,720	32,425	84,055	84,055

EBITDA	27,146	16,100	26,028	40,744	27,146	16,100	26,028	40,744	114,479	114,479

Attachment I (page 6 to 6)

ULTRACARGO

INCOME STATEMENT

in thousand dollars
1.73652707	1.6561069	1.66776517	2.27785194	1.73652707	1.6561069	1.66776517	2.27785194	1.834562769	1.834562769

	Law 6,404				Law 11,638				Law 6,404	Law 11,638
	2008				2008
	1.Quarter	2.Quarter	3.Quarter	4.Quarter	1.Quarter	2.Quarter	3.Quarter	4.Quarter	2008	2008

NET SALES	34,494	39,389	42,977	38,017	34,494	39,389	42,977	38,017	154,480	154,480

COST OF GOODS SOLD	(22,379)	(27,362)	(29,528)	(23,710)	(22,379)	(27,362)	(29,528)	(23,710)	(102,165)	(102,165)

GROSS PROFIT	12,114	12,028	13,449	14,308	12,114	12,028	13,449	14,308	52,316	52,316

OPERATING EXPENSES	(11,465)	(12,230)	(12,283)	(13,717)	(11,465)	(12,230)	(12,283)	(13,717)	(50,091)	(50,091)
Selling	(130)	(103)	(128)	(414)	(130)	(103)	(128)	(414)	(845)	(845)
Administrative Expenses	(10,963)	(11,917)	(11,912)	(9,527)	(10,963)	(11,917)	(11,912)	(9,527)	(43,793)	(43,793)
Depreciation	(373)	(211)	(243)	(3,776)	(373)	(211)	(243)	(3,776)	(5,452)	(5,452)

OTHER OPERATING EXPENSES	729	324	605	178	729	324	605	178	1,754	1,754

OPERATING INCOME	1,379	121	1,771	769	1,379	121	1,771	769	3,979	3,979

EBITDA	5,833	5,048	6,770	9,155	5,833	5,048	6,770	9,155	27,600	27,600

Attachment II (page 1 to 4)

Effects of the implementation of Law 11,638/07 and Provisional Measure 449/08 on the business units' EBITDA - 1Q08
(R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA before the implementation of Law 11,638/07 and Provisional Measure 449/08		127.9	40.7	47.2	10.2	(3.3)	222.7

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	2.0	-	-	-	-	2.0

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	1.2	1.2
Total effects		2.0	-	-	-	1.2	3.2

EBITDA after the implementation of Law 11,638/07 and Provisional Measure 449/08		129.9	40.7	47.2	10.2	(2.1)	225.9

Main effects of the implementation of Law 11,638/07 and the Provisional Measure 449/08 on the consolidated financial statements - 1Q08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity

Figures before the implementation of Law 11,638/07 and Provisional Measure 449/08		222.7	(37.3)	90.1	787.9	3,046.0	4,654.1

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	2.0	(0.5)	0.4	29.9	29.9	(0.3)

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	1.2	(0.1)	-	(0.9)	11.6	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	(1.1)	(1.1)	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	0.4	0.3	0.2	-	(0.3)

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	1.2	0.8	(10.7)	-	0.8

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	4.3	-
Total effects		3.2	(0.1)	0.4	18.5	45.8	(0.1)

Figures after the implementation of Law 11,638/07 and Provisional Measure 449/08		225.9	(37.3)	90.5	806.4	3,091.8	4,654.0

Attachment II (page 2 to 4)

Effects of the implementation of Law 11,638/07 and Provisional Measure 449/08 on the business units' EBITDA - 2Q08
(R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA before the implementation of Law 11,638/07 and Provisional Measure 449/08		151.4	54.0	26.6	8.4	7.3	247.7

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	2.3	-	-	-	-	2.3

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	1.1	1.1
Total effects		2.3	-	-	-	1.1	3.4

EBITDA after the implementation of Law 11,638/07 and Provisional Measure 449/08		153.7	54.0	26.6	8.4	8.4	251.1

Main effects of the implementation of Law 11,638/07 and the Provisional Measure 449/08 on the consolidated financial statements - 2Q08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity

Figures before the implementation of Law 11,638/07 and Provisional Measure 449/08		247.7	(16.4)	103.9	405.2	3,182.5	4,690.4

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	2.3	(0.5)	0.5	28.4	29.6	0.8

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	1.1	-	-	(0.4)	12.3	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	3.8	3.8	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	1.3	1.3	(2.6)	-	2.4

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	0.2	0.2	(9.4)	-	1.0

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	5.2	-
Total effects		3.4	4.8	5.8	16.0	47.1	3.9

Figures after the implementation of Law 11,638/07 and Provisional Measure 449/08		251.1	(11.6)	109.7	421.2	3,229.6	4,694.3

Attachment II (page 3 to 4)

Effects of the implementation of Law 11,638/07 and Provisional Measure 449/08 on the business units' EBITDA - 3Q08
(R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA before the implementation of Law 11,638/07 and Provisional Measure 449/08		142.2	66.1	43.4	11.3	(0.4)	262.6

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	3.0	-	-	-	-	3.0

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	1.3	1.3
Total effects		3.0	-	-	-	1.3	4.3

EBITDA after the implementation of Law 11,638/07 and Provisional Measure 449/08		145.2	66.1	43.4	11.3	0.9	266.9

Main effects of the implementation of Law 11,638/07 and the Provisional Measure 449/08 on the consolidated financial statements - 3Q08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity

Figures before the implementation of Law 11,638/07 and Provisional Measure 449/08		262.6	(24.5)	116.7	797.8	3,336.4	4,688.4

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	3.0	(0.9)	0.7	27.6	29.7	1.3

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	1.3	-	-	(0.1)	12.8	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	(7.0)	(7.0)	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	11.4	11.7	(0.2)	-	0.1

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	(0.1)	(0.1)	(9.6)	-	1.0

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	5.6	-
Total effects		4.3	3.4	5.3	17.7	48.1	2.1

Figures after the implementation of Law 11,638/07 and Provisional Measure 449/08		266.9	(21.1)	122.0	815.5	3,384.5	4,690.5

Attachment II (page 4 to 4)

Effects of the implementation of Law 11,638/07 and Provisional Measure 449/08 on the business units' EBITDA - 4Q08
(R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA before the implementation of Law 11,638/07 and Provisional Measure 449/08		171.2	50.0	92.8	20.9	(4.0)	330.9

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	3.2	-	-	-	0.1	3.3

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	1.3	1.3
Total effects		3.2	-	-	-	1.4	4.6

EBITDA after the implementation of Law 11,638/07 and Provisional Measure 449/08		174.4	50.0	92.8	20.9	(2.6)	335.5

Main effects of the implementation of Law 11,638/07 and the Provisional Measure 449/08 on the consolidated financial statements - 4Q08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity

Figures before the implementation of Law 11,638/07 and Provisional Measure 449/08		330.9	(88.1)	77.3	1,524.3	3,726.3	4,646.1

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	3.3	(1.0)	0.8	25.4	29.0	2.4

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	1.3	-	-	(0.2)	14.9	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	(4.2)	(4.2)	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	(5.6)	(5.8)	(1.6)	-	1.1

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	(0.1)	(0.1)	(9.6)	-	0.9

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	5.5	-
Total effects		4.6	(10.9)	(9.3)	14.0	49.4	4.1

Figures after the implementation of Law 11,638/07 and Provisional Measure 449/08		335.5	(98.9)	68.1	1,538.3	3,775.7	4,650.2

* SERMA - Association of users of data processing equipment and related services (responsible for IT services for Ultrapar)
** Metalúrgica Plus S / A - Former producer of gas cylinders, not currently operating

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 14, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)